SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2002

—————————

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On July 19, 2002, Irwin Financial Corporation announced its second quarter earnings conference call as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

  (c) Exhibits.

      99.1 News Release issued July 19, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 19, 2002   By: /s/ GREGORY F. EHLINGER

                                      GREGORY F. EHLINGER
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued July 19, 2002

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917
July 19, 2002   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
SECOND QUARTER EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
Second Quarter 2002 operating results on July 23, 2002.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on July 23rd, the Corporation will hold a conference call to
review results. The toll-free number to join the call will be 800.559.9370, please tell the operator
you would like to join the Irwin Financial call. A company news release regarding the topic of
the call will be available on PRNewswire before the call. Greg Ehlinger, Senior Vice President
and CFO of Irwin Financial Corporation, and Will Miller, Chairman, Irwin Financial
Corporation, will be the speakers on the call.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995, including statements regarding the company's expectations, hopes, beliefs and
intentions on strategies regarding the future. It is important to note that the company's actual
future results could differ materially from those projected in such forward-looking statements
because of a number of factors, including, but not limited to, general economic, business and
financing conditions, governmental action, competitor activity, expense volatility, changes in
applicable accounting policies or principles, and other risks detailed from time to time in IFC
Securities and Exchange Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized
financial services companies organized as a bank holding company, with a history tracing to
1871. The Corporation, through its five major subsidiaries -- Irwin Mortgage Corporation, Irwin
Home Equity Corporation, Irwin Union Bank, Irwin Capital Holdings, and Irwin Ventures --
provides a broad range of financial services to consumers and small businesses in selected
markets in the United States and Canada.